EFCG Transaction Services LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

for the Seven Months Ended December 31, 2025

Contents

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SEC FILE NUMBER
8-71307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/27/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EFCG Transaction Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4915 West 31st Avenue
(No. and Street)

Denver	CO	80212
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jessica Barclay	(212) 752-2203	jzbarclay@efcg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. Suite 406	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jessica Barclay _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EFCG Transactions Services, LLC _____, as of 12/31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of EFCG Transaction Services LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of EFCG Transaction Services LLC, as of December 31, 2025, the related statements of income, changes in members' equity, and cash flows for the seven months then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of EFCG Transaction Services LLC as of December 31, 2025, and the results of its operations and its cash flows for the seven months ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of EFCG Transaction Services LLC's management. My responsibility is to express an opinion on EFCG Transaction Services LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) "(PCAOB)" and am required to be independent with respect to EFCG Transaction Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the EFCG Transaction Services LLC's financial statements. Supplemental Information is the responsibility of EFCG Transaction Services LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as EFCG Transaction Services LLC's auditor since 2025.
Tarzana, California
February 2, 2026

EFCG Transaction Services LLC
Financial Statements
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	7,783,279
Accounts Receivable	81,801
Prepaid Expenses	5,255
TOTAL ASSETS	7,870,335

LIABILITIES & EQUITY

Due to Parent	261,939
Total Liabilities	261,939

Members' Equity

Members' Equity	7,608,396
Total Equity	7,608,396
TOTAL LIABILITIES & MEMBERS' EQUITY	7,870,335

The accompanying notes are an integral part of these financial statements.


EFCG Transaction
Services LLC

<u>Financial Statements</u>

Statement of Income

For the Seven Months Ended December 31, 2025


Revenues

M&A Consulting Fees	9,096,249
Total Revenues	9,096,249

Expenses

Payroll & Benefits	2,232,146
Professional Fees	80,086
Information Technology Fees	68,785
Membership & Subscriptions	64,347
Rent	41,223
Travel & Entertainment	51,003
Office Supplies	40,683
General & Administrative	21,414
Total Expenses	2,599,687
Income (Loss) Before Taxes	6,496,562
Provision for Income Taxes	217,540
Net Income (Loss)	6,279,022

The accompanying notes are an integral part of these financial statements.

EFCG Transaction
Services LLC
Financial Statements
Statement of Cash Flows
For the Seven Months Ended December 31, 2025

	2025
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	6,279,022
Accounts Receivable	(81,801)
Prepaid Expenses	(5,255)
Due to Parent	261,939
Net cash provided by operating activities	6,453,905
NET INCREASE (DECREASE) IN CASH	6,453,905
CASH - June 26, 2025	1,329,374
CASH AT END OF PERIOD	7,783,279

Cash paid for Income Taxes: $217,540

Cash Paid for Interest: $0

The accompanying notes are an integral part of these financial statement

EFCG Transaction Services LLC

<u>Financial Statements</u>

Statement of Changes in Members' Equity

For the Seven Months Ended December 31, 2025

Balance, June 26, 2025	1,329,374
Net Income (Loss)	6,279,022
Balance, December 31, 2025	7,608,396

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

EFCG Transaction Services, LLC, (the "Company"), was formed in the state of Colorado as a Limited Liability Corporation on August 7, 2024. The company was approved as a broker-dealer on June 27, 2025 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in mergers and acquisitions and private placements of securities. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The management has reviewed the results of operations for the period of time from its December 31, 2025, through February 2, 2026, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure. On January 9, 2026, the Company distributed $6,500,000 to its parent company.

The Company is subject to audit by the taxing agencies for the year ending December 31, 2024.

Segment Reporting: The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its Chief Executive Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure on December 31, 2025.

Note 2: <u>ASC 606 REVENUE RECOGNITION:</u>

Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Revenue from broker/dealer selling mergers and acquisitions, and private placements of securities.

Note 3: <u>RELATED PARTY:</u>

The Company has an expense sharing agreement ("Expense Sharing Agreement") with The Environmental Financial Consulting Group, LLC ("EFCG"), which is 100% owned by the Managing Partners, who are also the 100% owners of the Company. Pursuant to the terms of the Expense Sharing Agreement dated August 8, 2024, EFCG agrees to Furnish to EFCG Transaction Services LLC, to the extent required, office space, office equipment and supplies as well as any other service required in EFCG Transaction Services LLC's administration as agreed from time to time by EFCG and EFCG Transaction Services LLC. It is expressly understood that EFCG will not assist or otherwise have any involvement in the management, sales activities or decision-making process of EFCG Transaction Services LLC incident to its broker/dealer activities but rather shall only be providing administrative and back-office support services for such activities. The terms and conditions of the Expense Sharing Agreement may be changed in writing by mutual agreement of the parties.

The following services and fees shall be shared between EFCG Transaction Services LLC and EFCG as follows and pursuant to the terms of the Expense Sharing Agreement:

Description Of Services And Fees To Be Shared	Monthly Cost Allocation to be paid by EFCG Transaction Services LLC
1. Office Rent	$41,223
2. Office Supplies	$40,683
3. General & Administrative	$21,414
5. Information Technology Fees	$68,785
6. Subscriptions and Membership Expenses	$64,347
7. Payrolls & Benefits	$2,232,146
8. Professional Fees	$80,086

$261,939 is owed to its parent at December 31, 2025.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under this guidance lessees are required to recognize lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and early adoption is permitted. The Company is not subject to this requirement in as much as it has an expense sharing agreement with its related party through common ownership.

Note 4: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $7,521,340, which was $7,488,598 in excess of its required net capital of $32,742; and the Company's ratio of aggregate indebtedness ($261,939) to net capital was .035:1, which is less than the 8 to 1 maximum ratio allowed for a broker dealer.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company did not have any litigation or other legal action that would require disclosure during the year ended December 31, 2025.

Note 6: CONCENTRATION OF CREDIT RISK

The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments. For the seven-months ended December 31, 2025, 90% of fee income was earned from two clients.

Note 7: <u>INCOME TAXES</u>

The Company operates as a Limited Liability Company treated as a partnership for tax purposes. In 2025, the Company paid to the State of Colorado $139,406, the State of New York $77,400 and the State of Delaware $734, for a total of $217,540.

The Company is subject to audit by the taxing agencies for the year ending December 31, 2024.


EFCG Transaction Services LLC

<u>Computation of Net Capital</u>

For the Seven Months Ended December 31, 2025


<u>Computation of Net Capital</u>

Total Members' Equity	7,608,396
Non-Allowable Assets:	
Accounts Receivable	81,801
Prepaid Expenses	5,255
Total Non-Allowable Assets	<u>87,056</u>
Net Allowable Capital	7,521,340

<u>Computation of Net Capital Requirement</u>

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	<u>32,742</u>
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	<u>32,742</u>
Excess Net Capital	<u>7,488,598</u>

<u>Computation of Aggregate Indebtedness</u>

Total Aggregate Indebtedness	261,939
Percentage of Aggregate Indebtedness to Net Capital	.035:1

<u>Computation of Reconciliation of Net Capital</u>

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2025 Adjustments	7,488,598
Net Capital per Audit	7,488,598
Reconciled Difference	0

EFCG Transaction Services LLC
Schedule II - Determination of Reserve Requirements
Under Rule 15c3-3(e)
For the Seven Months Ended December 31, 2025

EFCG Transaction Services LLC has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

EFCG Transaction Services LLC
Schedule III – Information Related to Possession or Control
Requirements Under Rule 15c3-3(b)
For the Seven Months Ended December 31, 2025

EFCG Transaction Services LLC has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

EFCG Transaction Services LLC
Assertions Regarding Exemption Provisions
For the Seven Months Ended December 31, 2025

I, as member of the management of EFCG Transaction Services LLC (the "Company") am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent seven months ended December 31, 2025. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to the following:

- Mergers & Acquisitions; and
- Private Placements of Securities

The Company has maintained compliance with the above throughout the seven months ended December 31, 2025, without exception.

EFCG Transaction Services LLC

_____

Jessica Zofnass Barclay, CEO
February 2, 2026

8RIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members'
EFCG Transaction Services LLC
Denver, Colorado

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which EFCG Transaction Services LLC, stated that EFCG Transaction Services LLC's, business activities are limited to providing mergers and acquisitions and private placements of securities on a best efforts basis only and corporate finance and other investment banking advisory services, and that it has not held customer funds or securities and that EFCG Transaction Services LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on July 1, 2020. EFCG Transaction Services LLC also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2025, without exception. EFCG Transaction Services LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about EFCG Transaction Services LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 2, 2026